                                                                    Exhibit 99.4


Report of                                                              Exhibit E
--------------------------------------------------------------------------------
Independent
Accountants


TO THE PARTNERS OF
IROQUOIS GAS TRANSMISSION SYSTEM, L.P.:

In our opinion, the accompanying consolidated balance sheets and related consolidated statements of income, changes in partners' equity and of cash flows present fairly, in all material respects, the financial position of Iroquois Gas Transmission System, L.P. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PRICEWATERHOUSECOOPERS LLP

Hartford, Connecticut
February 11, 1999

                     IROQUOIS GAS TRANSMISSION SYSTEM, L.P.
                       CONSOLIDATED STATEMENTS OF INCOME

------------------------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31                                            1998            1997
------------------------------------------------------------------------------------------------
                                                                          (thousands of dollars)

NET OPERATING REVENUES                                                    $140,371       $153,652


OPERATING EXPENSES:
     Operations                                                             21,979         23,988
     Depreciation and amortization                                          29,795         32,094
     Taxes other than income taxes                                          10,390         10,266
                                                                          --------       --------
         TOTAL OPERATING EXPENSES                                           62,164         66,348
                                                                          --------       --------

OPERATING INCOME                                                            78,207         87,304
                                                                          --------       --------


OTHER INCOME AND (EXPENSES):
     Interest income                                                         1,908          2,105
     Allowance for equity funds used during construction                       457            245
     Other, net                                                              4,669          1,830
                                                                          --------       --------
                                                                             7,034          4,180
                                                                          --------       --------


INCOME BEFORE INTEREST CHARGES AND TAXES                                    85,241         91,484

INTEREST EXPENSE:
     Interest expense                                                       33,169         35,409
     Allowance for borrowed funds used during construction                    (693)          (419)
                                                                          --------       --------
         NET INTEREST EXPENSE                                               32,476         34,990
                                                                          --------       --------


INCOME BEFORE TAXES                                                         52,765         56,494

PROVISION FOR TAXES                                                         20,788         22,408
                                                                          --------       --------

NET INCOME                                                                 $31,977        $34,086
                                                                          ========       ========



The accompanying notes are an integral part of these financial statements.


Iroquois Gas Transmission System

                     IROQUOIS GAS TRANSMISSION SYSTEM, L.P.
                          CONSOLIDATED BALANCE SHEETS

ASSETS
-----------------------------------------------------------------------------------------
AT DECEMBER 31                                               1998                  1997
-----------------------------------------------------------------------------------------
                                                              (thousands of dollars)

CURRENT ASSETS:

     Cash and temporary cash investments                  $  27,356             $  26,352
     Accounts receivable--trade                               8,093                 8,905
     Accounts receivable--affiliates                          2,933                 5,397
     Other current assets                                     2,490                 2,167
                                                          ---------             ---------

         TOTAL CURRENT ASSETS                                40,872                42,821
                                                          ---------             ---------


NATURAL GAS TRANSMISSION PLANT:

     Natural gas plant in service                           770,118               745,529
     Construction work in progress                            1,868                14,450
                                                          ---------             ---------
                                                            771,986               759,979
     Accumulated depreciation and amortization             (223,154)             (196,213)
                                                          ---------             ---------

         NET NATURAL GAS TRANSMISSION PLANT                 548,832               563,766
                                                          ---------             ---------


DEFERRED CHARGES:

     Regulatory assets--income tax related                   13,838                14,386
     Regulatory assets--other                                 2,414                 2,602
     Other deferred charges                                     914                   930
                                                          ---------             ---------

         TOTAL DEFERRED CHARGES                              17,166                17,918
                                                          ---------             ---------

         TOTAL ASSETS                                     $ 606,870             $ 624,505
                                                          =========             =========



The accompanying notes are an integral part of these financial statements.

                     IROQUOIS GAS TRANSMISSION SYSTEM, L.P.
                          CONSOLIDATED BALANCE SHEETS


LIABILITIES AND PARTNERS' EQUITY
---------------------------------------------------------------------------------------
AT DECEMBER 31                                            1998                   1997
---------------------------------------------------------------------------------------
                                                             (thousands of dollars)


CURRENT LIABILITIES:

     Accounts payable                                   $   4,529             $   4,907
     Accrued interest                                       5,211                 5,613
     Current portion of long-term debt                     28,723                28,724
     Other current liabilities                              5,177                 5,533
                                                        ---------             ---------

     TOTAL CURRENT LIABILITIES                             43,640                44,777
                                                        ---------             ---------


LONG-TERM DEBT                                            336,665               365,387
OTHER NON CURRENT LIABILITIES                                  97                    90
                                                        ---------             ---------
                                                          336,762               365,477
                                                        ---------             ---------

AMOUNTS EQUIVALENT TO DEFERRED INCOME TAXES:

     Generated by Partnership                              62,274                53,959
     Payable by Partners                                  (48,436)              (39,573)
                                                        ---------             ---------

     TOTAL AMOUNTS EQUIVALENT TO
         DEFERRED INCOME TAXES                             13,838                14,386
                                                        ---------             ---------

COMMITMENTS AND CONTINGENCIES (NOTE 6)                       --                    --

     TOTAL LIABILITIES                                    394,240               424,640
                                                        ---------             ---------


PARTNERS' EQUITY                                          212,630               199,865
                                                        ---------             ---------

     TOTAL LIABILITIES AND PARTNERS' EQUITY             $ 606,870             $ 624,505
                                                        =========             =========




The accompanying notes are an integral part of these financial statements.


Iroquois Gas Transmission System

                     IROQUOIS GAS TRANSMISSION SYSTEM, L.P.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

-----------------------------------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31                                                 1998                 1997
-----------------------------------------------------------------------------------------------------------
                                                                                 (thousands of dollars)

CASH FLOWS FROM OPERATING ACTIVITIES:
     Net Income                                                               $ 31,977             $ 34,086
     Adjustments to reconcile net income to net cash provided by
     (used in) operating activities:
         Depreciation and amortization                                          29,795               32,094
         Allowance for equity funds used during construction                      (457)                (245)
         Decrease in deferred regulatory asset--income tax related                 548                  664
         Decrease in amounts equivalent to deferred income taxes                  (548)                (664)
         Income and other taxes payable by Partners                             20,788               22,408
         Increase in other deferred charges                                        (28)                (197)

         Changes in working capital:
           Decrease in accounts receivable                                       3,276                  844
           Increase (decrease) in other assets                                    (323)                 345
           Decrease (increase) in accounts payable                                (378)                 705
           Decrease in accrued interest                                           (402)                (810)
           Decrease in other liabilities                                          (349)              (2,114)
                                                                              --------             --------
         NET CASH PROVIDED BY OPERATING ACTIVITIES                              83,899               87,116
                                                                              --------             --------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital expenditures                                                      (14,172)             (14,719)
                                                                              --------             --------
         NET CASH USED FOR INVESTING ACTIVITIES                                (14,172)             (14,719)
                                                                              --------             --------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Partner distributions                                                     (40,000)             (55,000)
     Repayments of long-term debt                                              (28,723)             (29,706)
                                                                              --------             --------
         NET CASH USED FOR FINANCING ACTIVITIES                                (68,723)             (84,706)
                                                                              --------             --------

NET INCREASE (DECREASE) IN CASH AND TEMPORARY CASH
     INVESTMENTS                                                                 1,004              (12,309)

CASH AND TEMPORARY CASH INVESTMENTS AT BEGINNING OF YEAR                        26,352               38,661
                                                                              --------             --------

CASH AND TEMPORARY CASH INVESTMENTS AT END OF YEAR                            $ 27,356             $ 26,352
                                                                              ========             ========

Supplemental disclosure of cash flow information:
     Cash paid for interest                                                   $ 33,571             $ 35,898
                                                                              ========             ========


The accompanying notes are an integral part of these financial statements.

                     IROQUOIS GAS TRANSMISSION SYSTEM, L.P.
                    STATEMENT OF CHANGES IN PARTNERS' EQUITY

------------------------------------------------------------------------------------------
                                                                    (thousands of dollars)
------------------------------------------------------------------------------------------

PARTNERS' EQUITY
     BALANCE AT DECEMBER 31, 1996                                         $198,371

     Net income 1997                                                        34,086

     Taxes payable by Partners:
        Federal income taxes                                                18,802
        State income taxes                                                   2,309
        Other state taxes                                                    1,297
                                                                          --------
                                                                            22,408

     Equity distributions to Partners                                      (55,000)
                                                                          --------



PARTNERS' EQUITY
     BALANCE AT DECEMBER 31, 1997                                          199,865

     Net income 1998                                                        31,977

     Taxes payable by Partners:
        Federal income taxes                                                17,440
        State income taxes                                                   2,127
        Other state taxes                                                    1,221
                                                                          --------
                                                                            20,788

     Equity distributions to Partners                                      (40,000)
                                                                          --------



PARTNERS' EQUITY
     BALANCE AT DECEMBER 31, 1998                                         $212,630
                                                                          ========


The accompanying notes are an integral part of these financial statements.


Iroquois Gas Transmission System

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

1. DESCRIPTION OF PARTNERSHIP:

Iroquois Gas Transmission System, L.P., ("Iroquois" or "Company") is a Delaware limited partnership formed for the purpose of constructing, owning and operating a natural gas transmission pipeline from the Canada-United States border near Waddington, NY to South Commack, Long Island, NY. In accordance with the limited partnership agreement, the Partnership shall continue in existence until October 31, 2089, and from year to year thereafter, until the Partners elect to dissolve the Partnership and terminate the limited partnership agreement.

     Subsequent to December 31, 1998, Alenco Iroquois Pipeline, Inc. sold its interest in the Company to TCPL Northeast Ltd. The partners consist of TransCanada Iroquois Ltd. (29.0%), North East Transmission Co. (19.4%), CNG Iroquois, Inc. (16.0%), ANR Iroquois, Inc. (9.4%), ANR New England Pipeline Co. (6.6%), TCPL Northeast Ltd. (6.0%), JMC-Iroquois, Inc. (4.93%), TEN Transmission Company (4.87%), NJNR Pipeline Company (2.8%), and LILCO Energy Systems, Inc. (1.0%). Iroquois Pipeline Operating Company, a wholly-owned subsidiary of Iroquois, is the administrative operator of the pipeline.

     Income and expenses are allocated to the Partners and credited to their respective equity accounts in accordance with the partnership agreements and their respective percentage interests.

     Distributions to Partners are made concurrently to all Partners in proportion to their respective partnership interests. Total cash distributions of $40.0 million and $55.0 million were made during 1998 and 1997, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
--------------------------------------------------------------------------------
BASIS OF PRESENTATION

The consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles and with accounting for regulated public utilities prescribed by the Federal Energy Regulatory Commission ("FERC"). Generally accepted accounting principles for regulated entities allow the Company to give accounting recognition to the actions of regulatory authorities in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 71, "Accounting for the Effects of Certain Types of Regulation". In accordance with SFAS No. 71, the Company has deferred recognition of costs (a regulatory asset) or has recognized obligations (a regulatory liability) if it is probable that such costs will be recovered or obligation relieved in the future through the rate-making process.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and Iroquois Pipeline Operating Company, a wholly-owned subsidiary of Iroquois. Intercompany transactions have been eliminated in consolidation.

CASH AND TEMPORARY CASH INVESTMENTS

Iroquois considers all highly liquid temporary cash investments purchased with an original maturity date of three months or less to be cash equivalents. Cash and temporary cash investments of $27.4 million in 1998, consisting primarily of low risk mutual funds, are carried at cost, which approximates market. At December 31, 1998 and 1997, $11.0 million and $10.6 million, respectively, of cash and temporary cash investments were held to satisfy the terms of the Loan Agreement (refer to Note 3).

NATURAL GAS PLANT IN SERVICE

Natural gas plant in service is carried at original cost. The majority of the natural gas plant in service is categorized as natural gas transmission plant which was depreciated over 20 years on a straight-line basis from the in-service date through January 31, 1995. Commencing February 1, 1995, transmission plant was depreciated over 25 years on a straight-line basis as a result of the rate case settlement. Effective August 31, 1998 the depreciation rate was changed to 2.77% (36 years average life) in accordance with the FERC rate order issued July 29, 1998. The general plant is depreciated on a straight-line basis over five years.

CONSTRUCTION WORK IN PROGRESS

At December 31, 1998, construction work in progress included on-going minor capital projects. At December 31, 1997, construction work in progress included construction costs relating to the Athens Compressor Station, which was placed into service in November 1998.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION

The allowance for funds used during construction ("AFUDC") represents the cost of funds used to finance natural gas transmission plant under construction. The AFUDC rate includes a component for borrowed funds as well as equity. The AFUDC is capitalized as an element of natural gas plant in service.

PROVISION FOR TAXES

The payment of income taxes is the responsibility of the Partners and such taxes are not normally reflected in the financial statements of partnerships. Iroquois' approved rates, however, include an allowance for taxes (calculated as if it were a corporation) and the FERC requires Iroquois to record such taxes in the Partnership records to reflect the taxes payable by the Partners as a result of Iroquois' operations. These taxes are recorded without regard as to whether each Partner can utilize its share of the Iroquois tax deductions. Iroquois' rate base, for rate-making purposes, is reduced by the amount equivalent to accumulated deferred income taxes in calculating the required return.

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred taxes are provided based upon, among other factors, enacted tax rates which would apply in the period that the taxes become payable, and by adjusting deferred tax assets or liabilities for known changes in future tax rates. SFAS No. 109 requires recognition of a deferred income tax liability for the equity component of AFUDC.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


3. FINANCING:
--------------------------------------------------------------------------------
On June 11, 1991, Iroquois entered into a loan agreement which provided a loan facility totaling $522.6 million to be amortized over a 14-year period commencing November 1, 1992.

     On August 30, 1992, the total amount of the loan became non-recourse to the Partners. However, the Partners' equity interest remained pledged until December 7, 1993, at which time the required conditions were met and the liens were extinguished.

     During 1993, Iroquois entered into Expansion Loan Agreement No. 1 in the amount of $17.6 million to construct the Wright Compressor Station. The expansion loan conditions are substantially the same as those of the base loan and are non-recourse with respect to the Partners. The loan will mature in November 2007.

     During 1995, Iroquois entered into Expansion Loan Agreement No. 2 in the amount of $13.4 million to finance the Croghan Compressor Station. This loan is subject to similar provisions as the above noted loans. The loan will mature in November 2008.

     As of December 31, 1998, Iroquois was party to interest rate swap transactions for aggregate notional principal amounts of $537.6 million. The interest rate swaps relating to the original loan and Expansion Loan No. 1 are $537.6 million, which are being amortized over 14 years in accordance with the principal repayment schedule provided in the Loan Agreement. The interest rate and margin over the term of the swaps average 7.615% and 1.159%, respectively. The interest rate swap for Expansion Loan No. 2 expired November 2, 1998 at which time the interest rate became based upon daily LIBOR plus an average margin of 1.153% over the term of the loan. The Original Loan Agreement requires that at least 50% of the original debt is hedged by interest rate swaps. The fair value of interest rate swaps is the estimated amount that Iroquois would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates and current credit worthiness of the swap counterparties. The fair value of the interest rate swaps were ($39.2) million and ($29.1) million at December 31, 1998 and 1997, respectively.

     Iroquois is subject to risk from non-performance of the counterparties of the swap agreements. In the event of non-performance, the Company would be required to pay interest subject to the original terms of the loan agreement. This risk is substantially mitigated by the fact that the counterparties are large, highly-rated financial institutions. At December 31, 1998 the largest single swap agreement subject to exposure was $13.1 million.

At December 31, 1998, the outstanding principal was $340.7 million on the base loan, $12.9 million on Expansion Loan Agreement No. 1 and $11.7 million on Expansion Loan No. 2 for total long-term debt of $365.4 million. The combined schedule of repayments is as follows (in millions):

     Year           Scheduled Repayment
     ----           -------------------
     1999                 $28.7
     2000                 $28.8
     2001                 $26.7
     2002                 $26.7
     2003                 $26.7
  Thereafter             $227.8

     The loan agreements are collateralized by all the assets of the Partnership and subject Iroquois to certain restrictions and covenants related to, among other things, indebtedness, investments, certain expenditures, financial ratios, and limitations on distributions to Partners. At December 31, 1998, the Company had an outstanding letter of credit in the amount of $30.1 million, which is guaranteed by the Partners.

     The Company has an unsecured line of credit which permits borrowings up to a maximum of $10 million at a rate equal to the lower of the lendor's alternate base rate or one, two or three month LIBOR plus 3/8% per annum. This facility is reviewed on an annual basis with the current agreement expiring in May 1999. The line of credit contains a subjective acceleration clause as its most restrictive covenant.


4. CONCENTRATIONS OF CREDIT RISK:
--------------------------------------------------------------------------------
Iroquois' cash and temporary cash investments and trade accounts receivable represent concentrations of credit risk. Management believes that the credit risk associated with cash and temporary cash investments is mitigated by its practice of limiting its investments to low risk mutual funds, rated Aaa by Moody's Investor Services and AAA by Standard and Poor's, and its cash deposits to large, highly-rated financial institutions. Management also believes that the credit risk associated with trade accounts receivable is mitigated by the restrictive terms of the FERC gas tariff which requires customers to pay for service within 20 days after the end of the month of service delivery.

5. GAS TRANSPORTATION CONTRACTS:
--------------------------------------------------------------------------------
As of December 31, 1998, Iroquois was providing multi-year firm reserved transportation service to 34 shippers of 987.5 MDth/d of natural gas which breaks down as follows:

     REMAINING TERM IN YEARS            QUANTITY IN MDth/d
     -----------------------            ------------------
             3-10                             109.2
            11-15                             758.8
            16-20                             119.5
            Total                             987.5

The long-term firm service gas transportation contracts expire between October 31, 2011 and August 1, 2018.

6. COMMITMENTS AND CONTINGENCIES:
--------------------------------------------------------------------------------
REGULATORY PROCEEDINGS

On November 29, 1996, Iroquois submitted a general rate change application to the Federal Energy Regulatory Commission ("FERC" or "Commission") in Docket No. RP97-126-000. That rate change application represented a reduction in Iroquois' test-period revenues of approximately $4.6 million compared to Iroquois' then-effective rates. In an order issued on December 31, 1996 ("Suspension Order"), the Commission accepted and suspended the rates, permitted them to become effective (with one exception noted below) on January 1, 1997, and established a hearing. The order also required the Presiding Administrative Law Judge ("ALJ") to issue a decision in this proceeding by December 31, 1997. Pursuant to that Suspension Order, the Presiding ALJ conducted a hearing on all issues raised by Iroquois' filing, which was concluded on August 28, 1997.

     Following the December 31, 1997 issuance of the Initial Decision by the Presiding ALJ, on January 30, 1998, Iroquois filed its brief on exceptions vigorously opposing certain aspects of the Initial Decision. Briefs opposing exceptions were filed by Iroquois and the other participants on February 27, 1998. On July 29, 1998, the Commission issued its "Order Affirming in Part and Reversing in Part Initial Decision" ("July 29 Order"), which modified significant portions of the Initial Decision. That July 29 Order provided, in part, for a reduction in the depreciation rate from 4% to 2.77%; a reduction in Iroquois' equity ratio from 35% to 31.85%; a reduction in the rate of return on equity from the then-effective 15% to 12.38%; and the elimination of certain discounts provided under certain long-term contracts. The net result of the Commission's order was to reduce, prospectively, Iroquois' 100% load-factor interzone rate (the rate charged for transportation along the entire length of the Iroquois pipeline) from $0.65(1) per dth to $0.47(1) per dth. Iroquois' filing, in compliance with the July 29 Order, was accepted and the lower rates became effective on August 31, 1998. In addition, on August 28, 1998 Iroquois filed a request for rehearing of the July 29 Order, which (as well as a request filed by other parties to the proceeding) is still pending.

     The Suspension Order granted summary disposition on one issue: as a result of the Commission's December 20 Opinion in Docket No. RP94-72 (discussed below), Iroquois was ordered to remove approximately $11.7 million in plant and associated costs from its proposed rate base. This results in an additional reduction in Iroquois' test-period revenues of approximately $2.0 million from those set forth in the filing. On January 15, 1997 Iroquois submitted its filing in compliance with the Suspension Order. This compliance filing was accepted by the Commission on February 12, 1997. Iroquois also sought rehearing (on January 30, 1997) of the Suspension Order; this was denied by the Commission by an order issued August 5, 1997. On September 3, 1997 Iroquois filed a Petition for Review of the Commission's Suspension and August 5 Orders in the United States Court of Appeals for the District of Columbia Circuit, docketed as D.C. Cir. No. 97-1533, which was consolidated with D.C. Cir. No. 97-1276 (discussed below).

     The Commission, on June 19, 1995, approved a Stipulation and Consent Agreement in Iroquois' prior rate proceeding in Docket No. RP94-72 which resolved all issues except for the accounting and recovery of legal defense costs incurred in connection with certain criminal and civil investigations into the initial construction of the Iroquois facility. A hearing was held on this reserved issue on April 5, 1995. On July 19, 1995 the Presiding ALJ issued an Initial Decision which would have permitted Iroquois to capitalize those legal defense costs and recover $4.1 million (the dollar amount of such costs which Iroquois filed to recover in Docket No. RP94-72) from its customers. Various participants, including the Commission Staff, filed exceptions to the Initial Decision with the Commission (which were opposed by Iroquois on September 7, 1995).

     On December 20, 1996, the Commission issued an Order reversing the Initial Decision and disallowing recovery of the legal defense costs at issue. Iroquois filed a request for rehearing of the Commission's December 20 Order on January 21, 1997. By Order issued March 3, 1997, the Commission denied rehearing. Iroquois filed a petition for review of the December 20 and March 3 Orders in the United States Court of Appeals for the District of Columbia Circuit on April 18, 1997 in D.C. Cir. No. 97-1276. Following oral argument on May 14, 1998, the court on July 21, 1998 issued a decision reversing the Commission's December 20 and March 3 Orders and remanded the matter to the agency for further proceedings. The court subsequently denied rehearing of its opinion on November 13, 1998 and issued its mandate. Iroquois had filed on August 13, 1998 to begin recovering those legal defense costs; this filing was rejected by the Commission on August 31 as premature. Iroquois subsequently (on January 14, 1999) filed a motion with the Commission asking that the agency take action on the court's remand of the issue; that motion is pending.

(1) Figures rounded to the nearest hundredth


Iroquois Gas Transmission System

LEGAL PROCEEDINGS-OTHER

Iroquois is party to various other legal actions incident to its business. However, management believes that no material losses will result from such proceedings.

LEASES

Iroquois leases its office space under operating lease arrangements. The leases expire at various dates through 2003 and are renewable at Iroquois' option. Iroquois also leases a right-of-way easement on Long Island, New York, from the Long Island Lighting Company ("LILCO"), a general partner, which requires annual payments escalating 5% a year over the 39-year term of the lease. In addition, Iroquois leases various equipment under non-cancelable operating leases. During the years ended December 31, 1998, and 1997, Iroquois made payments of $0.9 million and $1.0 million respectively, under operating leases which were recorded as rental expense. Future minimum rental payments under operating lease arrangements are as follows (millions of dollars):

            YEAR                           AMOUNT
            ----                           ------
            1999                            $0.8
            2000                            $0.8
            2001                            $0.7
            2002                            $0.7
            2003                            $0.4
         Thereafter                         $4.7



7. INCOME TAXES:
--------------------------------------------------------------------------------
Deferred income taxes, which are the result of operations, will become the obligation of the Partners when the temporary differences related to those items reverse. The Company recognizes a decrease in the Amounts Equivalent to Deferred Income Taxes account for these amounts and records a corresponding increase to Partners' equity. Deferred income taxes, with respect to the equity component of AFUDC, remain on the accounts of the Partnership until the related deferred regulatory asset is recognized.

     Total income tax expense includes the following components (thousands of dollars):

              U.S.               STATE-                                U.S.               STATE-
             FEDERAL     STATE   OTHER     TOTAL                      FEDERAL     STATE   OTHER     TOTAL
1998:                                                   1997:
Current    $  8,910   $ 1,793   $ 1,221  $ 11,924        Current    $  9,812   $ 1,872   $ 1,297  $ 12,981
Deferred      8,530       334       --      8,864        Deferred      8,990       437       --      9,427
----------------------------------------------------------------------------------------------------------
Total      $ 17,440   $ 2,127   $ 1,221  $ 20,788        Total      $ 18,802   $ 2,309   $ 1,297  $ 22,408


For the years ended December 31, 1998 and 1997, the effective tax rate differs from the Federal statutory rate due principally to the impact of state taxes.


     Deferred income taxes included in the income statement relate to the following (thousands of dollars):


                                            1998                1997
                                            ----                ----
Depreciation                              $ 4,224             $ 4,882
Deferred regulatory asset                     (71)                (71)
Property taxes                                 27                  21
Legal costs                                   104                 (43)
Accrued expenses                             (104)                613
Alternative minimum tax credit              4,487               3,872
Other                                         197                 153
---------------------------------------------------------------------
Total deferred taxes                      $ 8,864             $ 9,427
                                          =======             =======


     The components of the net deferred tax liability at December 31, 1998 and 1997 are as follows (thousands of dollars):

DEFERRED TAX ASSETS:                                    1998                  1997
                                                        ----                  ----
Alternative minimum tax credit                        $  1,407             $  5,894
Accrued expenses                                         5,490                5,386
-----------------------------------------------------------------------------------
Total deferred tax assets                                6,897               11,280
                                                      --------             --------

DEFERRED TAX LIABILITIES:
Depreciation and related items                         (48,834)             (44,647)
Deferred regulatory asset                                 (953)              (1,024)
Property taxes                                            (856)                (829)
Legal costs                                             (4,678)              (4,573)
Other                                                     (719)                (523)
-----------------------------------------------------------------------------------
Total deferred tax liabilities                         (56,040)             (51,596)
                                                      --------             --------
Net deferred tax liabilities                           (49,143)             (40,316)
Less deferral of tax rate change                           707                  743
                                                      --------             --------
Deferred taxes-operations                              (48,436)             (39,573)
                                                      --------             --------
Deferred tax related to Equity AFUDC                   (13,131)             (13,643)
Deferred tax related to change in tax rate                (707)                (743)
                                                      --------             --------
Total deferred taxes                                  $(62,274)            $(53,959)
                                                      ========             ========

8. RELATED PARTY TRANSACTIONS:
--------------------------------------------------------------------------------
Operating revenues and amounts due from related parties were primarily for gas transportation services.

     The following table summarizes Iroquois' related party transactions (millions of dollars):

                             PAYMENTS TO            DUE FROM           REVENUE FROM
1998                       RELATED PARTIES      RELATED PARTIES       RELATED PARTIES
----                       ---------------      ---------------       ---------------

TransCanada Iroquois Ltd.       $0.5                   $0.2                  $0.5
North East Transmission Co.      -                      0.4                  15.0
ANR Iroquois                     -                      -                     2.8
CNG Iroquois                     -                      -                     2.7
NJNR Pipeline Company            -                      0.6                   8.6
TEN Transmission Company         -                      0.4                   5.4
LILCO Energy Systems             0.1                    1.0                  14.5
---------------------------------------------------------------------------------
        Totals                  $0.6                   $2.6                 $49.5
                                ====                   ====                 =====


                             PAYMENTS TO         DUE (TO) FROM         REVENUE FROM
1997                       RELATED PARTIES      RELATED PARTIES       RELATED PARTIES
----                       ---------------      ---------------       ---------------

TransCanada Iroquois Ltd.       $0.6                   $(0.2)                $1.8
North East Transmission Co.      -                       1.4                 16.6
ANR Iroquois                     -                       0.3                  0.7
CNG Iroquois                     -                       0.9                  6.2
NJNR Pipeline Company            -                       0.8                  9.5
TEN Transmission Company         -                       0.5                  5.9
LILCO Energy Systems             0.1                     1.3                 15.4
---------------------------------------------------------------------------------
        Totals                  $0.7                    $5.0                $56.1
                                ====                    ====                =====


9. RETIREMENT BENEFIT PLANS:
--------------------------------------------------------------------------------
During 1997, the Company established a noncontributory retirement plan ("Plan") covering substantially all employees. Pension benefits are based on years of credited service and employees' career earnings, as defined in the Plan. The Company's funding policy is to contribute, annually, an amount at least equal to that which will satisfy the minimum funding requirements of the Employee Retirement Income Security Act plus such additional amounts, if any, as the Company may determine to be appropriate from time to time.

     During 1997 and 1998, the Company also adopted excess benefit plans (EBPs) that provide retirement benefits to executive officers and other key management staff. The EBPs recognize total compensation and service that would otherwise be disregarded due to Internal Revenue Code limitations on compensation in determining benefits under the regular retirement plan. The EBPs are not funded and benefits are paid when due from general corporate assets.

     The following table represents the two plans' combined funded status and amounts included in the consolidated balance sheets (thousands of dollars):

AT DECEMBER 31                            1998               1997
-----------------------------------------------------------------

Benefit obligation                        $ 926             $ 323
Less: fair value of plan asset              315                 0
                                          -----             -----
Funded status                             $(611)            $(323)
-----------------------------------------------------------------
Accrued benefit cost                      $(323)            $(323)
                                          -----             -----

     Net Pension costs for the two plans included in the consolidated statement of income contain the following components (thousands of dollars):

AT DECEMBER 31                   1998            1997
-----------------------------------------------------

Benefit cost                     $367            $323
Employer contribution            $323            $  0
Benefits paid                    $ 33            $  0

     The assumptions used in determining the pension obligation at December 31, 1998 and 1997 were:

Discount rate                                   7.00%
Compensation progression rate                   5.00%
Expected long-term rate of return                N/A

The Company offers a defined contribution retirement plan with a 401(k) provision to its employees working over 1,000 hours, with over one year of service. The employees' contributions are matched, dollar for dollar, by Iroquois, up to 5% of base pay. These costs are recognized on a monthly basis and funding is made on a pay-as-you-go basis. The Company's matching contributions to the 401(k) plan during 1998 and 1997 were $236.5 thousand and $191.1 thousand, respectively. Iroquois does not provide post-retirement health or life insurance benefits.



Iroquois Gas Transmission System